SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 26, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Interim	Report January – September 2004

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: October 26, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Interim Report

January – September 2004

•	Sales in Swedish crowns increased by 1%, to 9,797 MSEK (9,692). In local currencies, sales were up 4%

•	Operating income excluding item affecting comparability amounted to 1,628 MSEK (1,693)

•	Items affecting comparability amounted to 1,281 MSEK (0) and include a gain from UST settlement of 1,521 MSEK as well as impairment charges and provisions in match operations of 240 MSEK

•	Net profit, including items affecting comparability, amounted to 1,596 MSEK (1,228)

•	EPS, including items affecting comparability, increased to 4.88 SEK (3.68)

Sales for the first nine months increased to 9,797 MSEK (9,692), an increase of 1 percent. In local currency terms, sales were up by 4 percent.

Operating income, excluding items affecting comparability, for the first nine months amounted to 1,628 MSEK (1,693), a decrease pf 4 percent. Operating income was negatively affected by restructuring measures during the first half of the year by 160 MSEK and negatively impacted by currency translations after translating subsidiaries’ results into Swedish Crowns by 75 MSEK, primarily attributable to the weaker dollar.

For the first nine months net items affecting comparability total 1,281 MSEK. Items affecting comparability include a gain from the settlement with UST of 1,521 MSEK and 90 MSEK in charges related to deemed costs of shares in Wimco Ltd. (in accordance with the recent decision by the Supreme Court in India) and for impairment charges in the match product group of 150 MSEK.

For snuff, sales and operating income increased by 6 percent and amounted to 2,356 MSEK and 1,087 MSEK respectively. Operating margin was 46.1 percent (46.2).

Sales of cigars increased by 7 percent, to 2,381 MSEK and operating income grew by 29 percent, to 383 MSEK due to strong volume growth for mass market and premium cigars in the US.

Operating income for matches decreased to a negative 68 MSEK compared to a positive operating income of 78 MSEK year ago. The operating income includes restructuring costs of 105 MSEK, as reported during the first half of the year.

The tax rate for the period was 42 percent compared with 25 percent year ago. The tax rate this year has been negatively impacted by a higher tax rate due to items affecting comparability, while last year’s tax rate was positively affected by one time effects.

EPS increased to 4.88 SEK (3.68) of which items affecting comparability accounts for 1.96 SEK. EPS for the first nine months year ago was positively impacted by one time gains in interest net and taxes.

Summary of Consolidated Income Statement

	January – September		Full year 2003
MSEK	2004	2003
Sales	9,797	9,692	13,036
Operating income excluding item affecting comparability	1,628	1,693	2,224
Operating income including item affecting comparability	2,909	1,693	2,224
Profit before tax	2,812	1,688	2,174
Net income for the period	1,596	1,228	1,558

Sales by product area

	July - Sep		Jan - Sep		Change %	12 months ended Sep 30, -04	Full year 2003	Change %
MSEK	2004	2003	2004	2003
Snuff	791	776	2,356	2,223	6	3,128	2,995	4
Chewing Tobacco	285	291	821	880	(7)	1,087	1,146	(5)
Cigars	848	826	2,381	2,221	7	3,168	3,008	5
Pipe Tobacco & Accessories	234	228	659	656	0	912	909	0
Matches	348	340	1,012	1,031	(2)	1,376	1,395	(1)
Lighters	148	149	440	454	(3)	585	599	(2)
Other operations	766	802	2,128	2,227	(4)	2,885	2,984	(3)

Total	3,420	3,412	9,797	9,692	1	13,141	13,036	1

Operating income by product area
	July - Sep		Jan - Sep		Change %	12 months ended Sep 30, -04	Full year 2003	Change %
MSEK	2004	2003	2004	2003
Snuff	370	372	1,087	1,027	6	1,446	1,386	4
Chewing Tobacco	83	94	237	264	(10)	309	336	(8)
Cigars	148	129	383	296	29	480	393	22
Pipe Tobacco & Accessories	60	54	156	145	8	212	201	5
Matches	13	9	(68)	78	(187)	(63)	83	(176)
Lighters	5	6	19	15	27	18	14	29
Other operations	(39)	(40)	(186)	(132)	—	(243)	(189)	—

Subtotal	640	624	1,628	1,693	(4)	2,159	2,224	(3)
Items affecting comparability	(240)	—	1,281	—	—	1,281	—	—

Total	400	624	2,909	1,693	72	3,440	2,224	55

Operating margin by product area

	July - Sep		Jan - Sep		12 months ended Sep 30, -04	Full year 2003
PERCENT	2004	2003	2004	2003
Snuff	46.8	47.9	46.1	46.2	46.2	46.3
Chewing Tobacco	29.1	32.3	28.9	30.0	28.4	29.3
Cigars	17.5	15.6	16.1	13.3	15.2	13.1
Pipe Tobacco & Accessories	25.6	23.7	23.7	22.1	23.2	22.1
Matches	3.7	2.6	(6.7)	7.6	(4.6)	5.9
Lighters	3.4	4.0	4.3	3.3	3.1	2.3

Group	18.7	18.3	16.6	17.5	16.4	17.1

Smokeless Tobacco

Swedish Match has a broad presence in smokeless tobacco (Snuff and Chewing Tobacco), with significant positions in Scandinavia, the US, and South Africa. The main organic growth is within the snuff operations in North America and North Europe. The growth is based, among other things, on consumers being influenced by the fact that smokeless tobacco products are increasingly recognized as having significantly lower health consequences than cigarettes.

Snuff

Swedish Match is the only global producer of snuff, and has the leading position in the Scandinavian snuff market. In the US, the Company is well positioned in the fast-growing value price segments. Some of the best known brands include General, Ettan, and Grov in Sweden, Timberwolf in the US and Taxi in South Africa.

Sales for the first nine months amounted to 2,356 MSEK (2,223), an increase of 6 percent. In Scandinavia, volume grew by 2 percent, and in the US, volume grew by 5 percent, measured in number of cans. Swedish Match total market share in the US market amounted to 8.9 percent year-to-date, compared to 9.0 for the same period previous year (Nielsen estimates).

Last year, a new brand, Longhorn was introduced on the North American market within the value price segment. The product has been well received on the market, and during the second quarter the launch of Longhorn was expanded to include most states. Distribution and sales gains continued during the third quarter.

Operating income improved to 1,087 MSEK (1,027), up 6 percent due to higher volume, price increases and productivity improvements, but was negatively affected by currency translation and high marketing costs. Operating margin was 46.1 percent (46.2).

During the third quarter, sales grew by 2 percent versus the previous year, to 791 MSEK, and operating income decreased by 1 percent, to 370 MSEK. In local currency terms, sales and operating income grew by 4 percent and 1 percent respectively.

Chewing Tobacco

Chewing tobacco is sold primarily in the North American market. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment has for the past years declined by around 5 percent per year. Swedish Match market share in the US is at 44 percent (Nielsen estimates).

Sales for the product group the first nine months declined to 821 MSEK (880), or by 7 percent. Operating income declined by 10 percent to 237 MSEK (264).

Sales and operating income for chewing tobacco in the US increased in local currency terms.

During the third quarter, sales declined by 2 percent versus the previous year, to 285 MSEK. Operating income was 83 MSEK (94), a decrease of 12 percent, of which currency effects accounted for 8 percentage points.

In Japan, Swedish Match has been test marketing a gum based chewing tobacco, FIREBREAK® for the past year. This product is designed to meet the needs of cigarette smokers looking for a convenient smokeless tobacco alternative.

Cigars and Pipe Tobacco

Swedish Match is one of the world’s largest cigar and pipe tobacco companies with a broad presence globally. Cigars provide long-term growth opportunities.

Cigars

Swedish Match is one of the largest producers of cigars and cigarillos in the world and is the second biggest in sales value. The main markets are North America and West Europe. These two markets together make up about three fourths of the world market for cigars. Swedish Match offers a full range of products worldwide, with both premium and machine made cigars. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Justus van Maurik, and Wings.

Sales for the first nine months amounted to 2,381 MSEK (2,221), an increase of 7 percent. In local currency, sales increased by 13 percent.

In the US, volumes for mass market cigars increased driven by a number of successful new product launches as well as a growing market. Sales also increased considerably for premium cigars on the North American market. In Europe, volume development differed between countries and total volume was flat with year ago levels.

Operating income for the first nine months increased by 87 MSEK to 383 MSEK (296), an increase of 29 percent, primarily attributable to increased sales in the US, but was negatively affected by the weaker dollar.

During the third quarter, sales of cigars grew by 3 percent versus year ago, to 848 MSEK, and operating income grew by 15 percent, to 148 MSEK. Volumes were up versus year ago in the US, primarily in the premium business. In Europe volumes declined somewhat as a result of variable market developments.

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and the products are marketed worldwide. Well known brands include Borkum Riff, Half and Half, and Boxer. The Company has a significant presence in South Africa, North America and West Europe. In theses markets volumes have during the last years declined by 5-10 percent per year. In certain smaller export markets however the demand is increasing.

Sales for the first nine months amounted to 659 MSEK (656). Operating income improved to 156 MSEK (145), or by 8 percent. Operating income was favorably affected by efficiency in production, increased prices, and strengthening of the South African Rand offset by lower volumes on most major markets.

During the third quarter, sales increased by 3 percent to 234 MSEK, and operating income increased by 11 percent versus year ago, to 60 MSEK.

Lights

Swedish Match produces and markets matches and lighters globally. These products are sold in over 140 countries.

Matches

Swedish Match is number one in the world market for matches. The brands are mostly local, and have leading positions in their home countries. Major brands include Swan, Solstickan, Three Stars, and Redheads.

Sales for the first nine months amounted to 1,012 MSEK (1,031), a decline of 2 percent. Sales volumes declined overall.

Operating income declined to a negative 68 MSEK (78), after charges of 105 MSEK relating to the restructuring in match operations in Europe.

During the third quarter, sales of matches increased by 2 percent versus year ago, to 348 MSEK, and operating income increased by 44 percent to 13 MSEK (9).

Lighters

Swedish Match produces and distributes disposable lighters and the main brand is Cricket.

Sales for the first nine months were 440 MSEK (454), a decrease of 3 percent. In local currency terms sales increased somewhat as a result of higher volumes partially offset by lower prices. Operating income grew to 19 MSEK (15) as a result of improved efficiency and cost savings.

The lighter business is faced with an intensely competitive situation from low cost producers. Operating margin for export of lighters produced in Europe has decreased as a result of a stronger euro.

During the third quarter, sales declined by 1 percent versus year ago, to 148 MSEK, and operating income was 5 MSEK (6).

Other Operations

Other operations include the distribution of tobacco products on the Swedish market, sales and distribution of advertising and other products in Europe, as well as corporate overheads and costs for business development and certain legal expenses. For the first nine months, net expenses for other operations were 186 MSEK (expense 132). The result includes charges of 29 MSEK related to severance pay etc. to the former CEO and high legal expenses during the first quarter, and during the second quarter expenses of 15 MSEK relating to the closure of a distribution center in Malmö, Sweden.

Items affecting comparability

Swedish Match in March announced an agreement regarding the resolution of the complaint in Swedish Match North America, Inc. v. U.S. Smokeless Tobacco Company, and its affiliates (UST). According to the settlement, Swedish Match received a cash payment corresponding to 1,417 MSEK, net after special legal expenses, in the first quarter from UST. Further, UST had agreed to cause the transfer of its cigar business to Swedish Match and the transfer went into effect on June 18th and the gain assignable to this part of the settlement amounted to 104 MSEK after special legal expenses. The effect of the settlement with UST is reported as an item affecting comparability amounting to 1,521 MSEK. The net result after tax for the item affecting comparability amounts to 881 MSEK.

During the third quarter, the Supreme Court of India largely upheld a ruling from the Securities and Exchanges Board of India (SEBI) requiring that Swedish Match make an offer to purchase 20 of the 26 percent of shares outstanding in Wimco Ltd. During the third quarter, a provision for 90 MSEK was made for acquisition costs and interest and legal expenses. The costs relating to the purchase of shares in Wimco Ltd. is not expected to be tax deductible.

As a result of the weak development in match volume, assets in the match operations have incurred an impairment during the third quarter. The calculation based on cash flow analysis has resulted in an impairment charge of 150 MSEK. This impairment is not expected to be tax deductible.

Financing and net financial expense

At the close of the period the Group net debt amounted to 1,229 MSEK, as compared to 2,715 MSEK on December 31, 2003, a decrease of 1,486 MSEK.

Cash flow from operations, before taxes paid and the effect of changes in working capital, was 3,573 MSEK compared with 2,239 MSEK a year ago. Tax payments have impacted cash flow from operations by 707 MSEK (378). Cash flow from changes in operating capital was 35 MSEK (147). In total, cash flow from operations was 2,901 MSEK compared with 2,008 MSEK a year ago.

During the period shares amounting to 658 MSEK were repurchased.

Cash and bank balances, including short term investments, amounted to 3,431 MSEK at the end of the period, compared with 2,666 MSEK at the beginning of the year.

Net interest expense for the first nine months amounted to a negative 113 MSEK (negative 10). Other financial items, net, amounted to an income of 16 MSEK (5). Net interest expense for the first nine months year ago included a gain of 120 MSEK from liquidating certain interest rate swaps.

Taxes

Total tax for the first nine months amounted to 1,174 MSEK (427), corresponding to an average tax rate of 42 percent. The tax rate has increased temporarily due to a 42 percent tax burden on the gain from the UST settlement, the cost for purchase of shares in Wimco Ltd. and impairment charge for match assets as well as that certain restructuring costs are not expected to be fully tax deductible.

Earnings per share

Earnings per share for the first nine months amounted to 4.88 (3.68), of which items affecting comparability accounts for 1.96 SEK.

Capital expenditure, depreciation and amortization

The Group’s direct investments in tangible fixed assets amounted to 349 MSEK (384). Total depreciation and amortization amounted to 502 MSEK (478), of which depreciation on tangible assets amounted to 258 MSEK (249) and amortization of intangible assets amounted to 244 MSEK (229). Amortizations of intangibles are divided into 105 MSEK (86) on trademarks etc. and 139 MSEK (143) on goodwill.

Tobacco tax

During the past 12 months, total tobacco tax and value-added tax on tobacco tax paid by Swedish Match in Sweden amounted to 9,974 MSEK (10,074).

Average number of Group employees

The average number of employees in the Group during the first nine months was 14,700 compared with 15,115 for the full year 2003. The decrease in number of employees is primarily attributed to the match operations in India.

Share structure

During the first nine months 8,834,948 shares have been repurchased at an average price of 74.52 SEK. Total shares bought back by Swedish Match since the buyback program started have been purchased at an average price of 49.30 SEK.

At the Annual General Meeting in April the shareholders voted to authorize the reduction of share capital by 36 MSEK through cancellation of 15,000,000 shares. The reduction was registered October 7th. After the reduction the share capital corresponds to 336,596,181 shares with a nominal value of 2.40 SEK. The Company holds after cancellation 15,495,500 repurchased shares in its treasury, corresponding to 4.6 percent of the total amount of shares. During the first nine months 2004 the Company has held an average of 24,441,143 shares in its treasury compared with 26,583,638 for the full year 2003. The total amount of shares outstanding, net after repurchase, amounts to 321,100,681. In addition, the Company has call options issued and outstanding on its treasury shares corresponding to 5,264,761 shares exercisable in gradual stages from 2004-2009.

Other events

During the first quarter the sales of the clothing portion of Swedish Match’s advertising products business to New Wave Group AB was completed. The divestment was made at book value and had no impact on earnings and resulted in a cash flow of 117 MSEK to the Company from the sales proceeds and repayment of loans.

On June 8th, The European Court of Justice (ECJ) held a hearing related to the ban of certain oral tobacco products (i.e. snus) within the European Union. On September 7th the Advocate General’s opinion was presented and the recommendation was that the current EU ban should remain pending an amended directive with a provision based on proper reasoning for the ban. The Court will form its final verdict later this year or early in 2005.

In March a judge in New York ruled in favor of the Cuban cigar company Cubatabaco in its lawsuit against General Cigar over trademark ownership of the Cohiba brand in the United States. In June, Circuit Court of Appeals granted General Cigar a stay and consequently allowed General Cigar to continue to sell and market the Cohiba brand pending final judgment in the case.

On October 5th, Jarl Uggla was appointed President Continental Europe Division. Jarl Uggla, who also is a new member of the Group Management Team, has a solid international career in and outside of Swedish Match. In his most recent position, Uggla has been responsible for the Company’s South African operations. The previous President for Continental Europe Division has left the Company.

A number of projects have been initiated with the aim to lower Group central costs in the range of 100 MSEK with full effect beginning in the second half of 2005. Costs relating to these projects should begin during the fourth quarter 2004.

Events after the period

Earlier, an announcement was made, that Swedish Match would end its ADR program and delist from Nasdaq. The last day of trading of ADRs was on October 15th. Ending the ADR program and delisting from Nasdaq does not for the time being effect registration requirements for the Company with the US Securities and Exchange Commission (SEC).

On October 22nd, a law was enacted in the US, which requires tobacco companies to fund a “buy-out” for tobacco farmers. The law stipulates that the cost for this shall be paid by the tobacco companies that operate in the US. The assessment for each company is based on the relative size of each tobacco segment and then its market share in each segment. The act is effective from the fourth quarter of 2004 through the third quarter of 2014. For Swedish Match the impact will be increased costs in the range of 25 MSEK per year, which will depend on the relative size of each tobacco segment and Swedish Match’s relative share in each segment in later years. For the fourth quarter 2004 the negative effect is estimated to 6-7 MSEK.

Accounting principles

This interim report has been prepared in accordance with the recommendation RR 20 Interim Reports from the Swedish Financial Accounting Standards Council.

New accounting principles 2004

As of January 1, 2004 Swedish Match changed its accounting principles for pensions etc. according to the Swedish Financial Accounting Standards Council’s recommendation RR 29, Employee Benefits. The recommendation implies, among other things, that deficits or surpluses in funded defined benefit plans are to be accounted for in the consolidated balance sheet as liabilities or assets, respectively. The transition to the new recommendation led to an increased liability of 257 MSEK, net after deferred taxes, in the consolidated balance sheet, with a corresponding reduction of opening shareholders’ equity. Pursuant to the rules on transition of the recommendation prior year has not been restated.

In connection with the change to the new accounting principle on pensions Swedish Match has also changed its definition of operating capital. From January 1, 2004 pension liabilities and pension assets are included in operating capital. Comparable figures for prior year have been restated. After restatement of shareholders’ equity of 257 MSEK according to above all expenses relating to pensions and the change of pension liabilities are included in operating income. The new rules for accounting for pensions have not had a material effect on the results. The changed definition of operating capital results in a decrease of operating capital and slightly higher return on operating capital.

Additional information

This report has not been reviewed by the Company’s auditors. The full year 2004 report will be released February 11, 2005.

Stockholm, October 26, 2004

Sven Hindrikes

President and Chief Executive Officer

Key data

	January - September		12 months ended Sep 30, 2004	Full year 2003
	2004	2003
Operating margin, %1)	16.6	17.5	16.4	17.1
Operating capital, MSEK	7,682	8,736	7,682	8,377
Return on operating capital, %1)			26.3	24.9
Return on shareholders’ equity, %			48.2	38.9

Net debt, MSEK	1,229	3,277	1,229	2,715
Net debt/equity ratio, %	25.1	75.1	25.1	58.9
Equity/assets ratio, %	30.9	29.1	30.9	30.5
Investments in tangible assets, MSEK	349	384	516	551
EBITDA, MSEK1)	2,225	2,171	2,848	2,889

Share data
Earnings per share, SEK
Basic	4.88	3.68	5.88	4.68
Diluted	4.86	3.66	5.86	4.66
Excluding items affecting comparability, diluted	2.90	3.66	3.90	4.66
Excluding amortization and items affecting comparability, diluted 2)	3.56	4.25	4.81	5.50

Shareholders’ equity per share, SEK	13.27	11.34	13.27	12.21
Number of shares outstanding at end of period	321,100,681	328,833,181	321,100,681	328,333,181
Average number of shares outstanding	327,155,038	334,063,812	327,497,630	332,679,210
Average number of shares outstanding, diluted	328,487,004	335,647,570	328,866,936	334,162,492

1)	Excluding items affecting comparability
2)	Reported net income adjusted for items affecting comparability and amortization (net of taxes) divided by the average number of shares outstanding, diluted

Consolidated Income Statement in summary

MSEK

	July – Sep		Jan – Sep		Change %	12 months ended Sep 30, -04	Full year 2003	Change %
	2004	2003	2004	2003
Sales, including tobacco tax	5,765	5,788	16,363	16,270	1	21,934	21,841	0
Less tobacco tax	(2,345)	(2,376)	(6,566)	(6,578)	0	(8,793)	(8,805)	0

Sales	3,420	3,412	9,797	9,692	1	13,141	13,036	1
Cost of goods sold	(1,813)	(1,833)	(5,271)	(5,219)	1	(7,155)	(7,103)	1

Gross profit	1,607	1,579	4,526	4,473	1	5,986	5,933	1

Sales and administrative expenses	(880)	(881)	(2,653)	(2,565)	3	(3,498)	(3,410)	3
Amortization, intangible assets	(87)	(77)	(244)	(229)	7	(334)	(319)	5
Shares in earnings of associated co.	0	3	(1)	14		5	20

	640	624	1,628	1,693	(4)	2,159	2,224	(3)
Items affecting comparability	(240)	—	1,281	—		1,281	—

Operating income	400	624	2,909	1,693	72	3,440	2,224	55

Net interest expense	(32)	(50)	(113)	(10)		(157)	(54)
Other financial items, net	8	(5)	16	5		15	4	275

Net financial items	(24)	(55)	(97)	(5)		(142)	(50)

Income after financial items	376	569	2,812	1,688	67	3,298	2,174	52
Taxes	(203)	(176)	(1,174)	(427)		(1,319)	(572)
Minority interests	(17)	(15)	(42)	(33)		(53)	(44)

Net income for the period	156	378	1,596	1,228	30	1,926	1,558	24

Earnings per share, basic, SEK	0.49	1.16	4.88	3.68		5.88	4.68
Earnings per share, diluted, SEK	0.49	1.15	4.86	3.66		5.86	4.66

Consolidated Balance Sheet in summary

MSEK

	Sep 30, 2004	Dec 31, 2003
Intangible fixed assets	3,494	3,648
Tangible fixed assets	2,763	2,862
Financial fixed assets	517	616
Current operating assets	5,653	5,310
Liquid Funds	3,431	2,666

Total assets	15,858	15,102

Shareholders’ equity	4,262	4,010
Minority interests	638	597
Provisions	3,083	2,119
Long-term loans	4,047	4,535
Other long-term liabilities	20	66
Short-term loans	613	846
Other current liabilities	3,195	2,929

Total shareholders’ equity, provisions and liabilities	15,858	15,102

Change in Shareholders’ equity

	January – September
MSEK	2004	2003
Shareholders’ equity, opening balance as per December 31	4,010	4,007
Effect due to change in accounting principle	(257)	—

Adjusted shareholders’ equity, opening balance	3,753	4,007
Repurchase of own shares	(658)	(927)
Sale of treasury shares	63	55
Dividend paid	(558)	(535)
Translation difference for the period	66	(99)
Net income for the period	1,596	1,228

Total shareholders’ equity at end of period	4,262	3,729

Consolidated Cash Flow Statement in summary

MSEK

	January - September
	2004	2003
Cash flow from operations before changes in Working Capital	2,866	1,861
Cash flow from changes of Working Capital	35	147

Cash flow from operations	2,901	2,008

Investments
Investments in property, plant and equipment	(349)	(384)
Sales of property, plant and equipment	33	18
Investments in intangibles	(19)	(24)
Investments in consolidated companies	(53)	(56)
Investments in other companies	(10)	—
Divestment of business operations	117	—
Changes in financial receivables etc.	6	(30)

Cash flow from investments	(275)	(476)

Financing
Changes in loans	(733)	(52)
Dividend paid	(558)	(535)
Repurchase of own shares	(658)	(980)
Sale of treasury shares	63	55
Other	31	166

Cash flow from financing	(1,855)	(1,346)

Cash flow for the period	771	186
Liquid funds at the beginning of the period	2,666	2,016
Translation difference attributable to liquid funds	(6)	(17)

Liquid funds at the end of the period	3,431	2,185

Quarterly data
MSEK

	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04
Sales, including tobacco tax	5,897	5,496	4,951	5,531	5,788	5,571	4,972	5,626	5,765
Less tobacco tax	(2,430)	(2,170)	(1,945)	(2,257)	(2,376)	(2,227)	(1,970)	(2,251)	(2,345)

Sales	3,467	3,326	3,006	3,274	3,412	3,344	3,002	3,375	3,420
Cost of goods sold	(1,939)	(1,826)	(1,617)	(1,769)	(1,833)	(1,884)	(1,588)	(1,870)	(1,813)

Gross profit	1,528	1,500	1,389	1,505	1,579	1,460	1,414	1,505	1,607

Sales and administrative expenses	(835)	(853)	(806)	(878)	(881)	(845)	(880)	(893)	(880)
Amortization of intangible assets	(79)	(78)	(75)	(77)	(77)	(90)	(73)	(84)	(87)
Shares in earnings of associated co.	6	5	8	3	3	6	(1)	0	0

	620	574	516	553	624	531	460	528	640
Items affecting comparability	(68)	—	—	—	—	—	1,417	104	(240)

Operating income	552	574	516	553	624	531	1,877	632	400

Net interest expense	(59)	(37)	(38)	78	(50)	(44)	(42)	(39)	(32)
Other financial items, net	(1)	(6)	19	(9)	(5)	(1)	(4)	12	8

Net financial items	(60)	(43)	(19)	69	(55)	(45)	(46)	(27)	(24)

Income after financial items	492	531	497	622	569	486	1,831	605	376
Income taxes	(157)	(138)	(149)	(102)	(176)	(145)	(732)	(239)	(203)
Minority interests	(15)	(14)	(11)	(7)	(15)	(11)	(8)	(17)	(17)

Net income for the period	320	379	337	513	378	330	1,091	349	156

Sales by product area

MSEK

	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04
Snuff	707	698	689	758	776	772	751	814	791
Chewing Tobacco	312	310	295	294	291	266	254	282	285
Cigars	864	805	644	751	826	787	687	846	848
Pipe Tobacco & Accessories	217	225	214	214	228	253	211	214	234
Matches	387	380	348	343	340	364	324	340	348
Lighters	165	165	151	154	149	145	147	145	148
Other operations	815	743	665	760	802	757	628	734	766

Total	3,467	3,326	3,006	3,274	3,412	3,344	3,002	3,375	3,420

Operating income by product area
MSEK

	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04
Snuff	320	310	305	350	372	359	353	364	370
Chewing Tobacco	100	95	84	86	94	72	73	81	83
Cigars	140	111	80	87	129	97	104	131	148
Pipe Tobacco & Accessories	41	45	46	45	54	56	52	44	60
Matches	53	44	38	31	9	5	(30)	(51)	13
Lighters	17	14	9	0	6	(1)	7	7	5
Other operations	(51)	(45)	(46)	(46)	(40)	(57)	(99)	(48)	(39)

Subtotal	620	574	516	553	624	531	460	528	640
Items affecting comparability	(68)	—	—	—	—	—	1,417	104	(240)

Total	552	574	516	553	624	531	1,877	632	400

Operating margin by product area
PERCENT

	Q3/02	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04
Snuff	45.3	44.4	44.3	46.2	47.9	46.5	47.0	44.7	46.8
Chewing Tobacco	32.1	30.6	28.5	29.3	32.3	27.1	28.7	28.7	29.1
Cigars	16.2	13.8	12.4	11.6	15.6	12.3	15.1	15.5	17.5
Pipe Tobacco & Accessories	18.9	20.0	21.5	21.0	23.7	22.1	24.6	20.6	25.6
Matches	13.7	11.6	10.9	9.0	2.6	1.4	(9.3)	(15.0)	3.7
Lighters	10.3	8.5	6.0	0.0	4.0	(0.7)	4.8	4.8	3.4

Group	17.9	17.3	17.2	16.9	18.3	15.9	15.3	15.6	18.7

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Lars Dahlgren, Chief Financial Officer

Office +46 8 658 04 41, Mobile +46 70 958 04 41

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations (IR)

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Richard Flaherty, Vice President, Business Control & CFO, IR (US)

Office +1 804 302 1774, Mobile +1 804 400 1774